

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Brian Schaffner
Chief Executive Officer
Expion360 Inc.
2025 SW Deerhound Ave.
Redmond, OR 97756

> **Re: Expion360 Inc.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2024**
> **File No. 333-276663**

Dear Brian Schaffner:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 23, 2024

General

1. Please update your director compensation table for the fiscal year ended December 31, 2023.

2. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2023, you are not eligible to incorporate by reference. See General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference, or file your Form 10-K for the fiscal year ended December 31, 2023, and update accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ryan Wilkins